Arrayit Corporation
524 East Weddell Drive
Sunnyvale CA 94089
USA
Phone (408) 744-1331
Fax (408) 744-1711
Website http://arrayit.com

February 23, 2011

United States Securities and Exchange Commission
Washington DC 20549

Attn:      Ms. Jeanne Bennett

Re:         Arrayit Corporation
Form 10-K for the fiscal year ended December 31, 2009
Filed on March 31, 2010
File No. 001-16381

Dear Ms. Bennett,

Arrayit Corporation respectfully submits its response to the SEC’s letter of January 25, 2011 as follows:

Liquidity and Capital Resources, page 29

Comment 1:  We note your response to prior comment 9.  In future filings, please clarify the material terms of your accounts payable.  Include in such disclosure the amounts payable to “trade vendors” and “professional advisors”.

Response 1:

In future filings we will clarify the material terms of our accounts payable.   We will also indicate amounts payable to trade vendors and to professional advisors.

Comment 2:  We refer to your response to prior comment 11.  We also see that MD&A states cash used in operating activities in 2009 was $1,687,375.  However, the statement of cash flows reports $166,930 cash provided by operating activities in that year.  Please appropriately reconcile for us and in future filings.

Response 2:

In future filings we will insure that the two figures agree or we will provide a reconciliation.

Note 14, Commitments and Contingencies, page 50

Comment 3:  We refer to your response to prior comment 14.  We note that you have an accrual for lawsuits totaling $2.9 million as of December 31, 2009.  Please clarify for us the legal matter(s) for which this accrual has been provided.  Please also describe the accounting for the accrued Judgment Interest.

Response 3:

For footnote disclosure re law suits
Baker Hughes	118,397.36	Baker Hughes, Inc. vs. TeleChem International, Inc., Case # 106-CV-075502, contract dispute resulting in a judgment against TeleChem for $118,397.36 plus interest, costs and attorneys fees.
Hogan Holmes & Usoz LLP	137,042.40
Hogan Holmes and Usoz LLP vs. TeleChem International, Inc., Case # 1-09-CV156111, contract dispute for $137,042.40 plus interest, costs and attorneys fees.  The parties reached a settlement agreement contingent upon a payment schedule.

Morrison & Foerster LLP	815,087.21	Morrison & Foerster LLP vs. TeleChem International, Inc., Case # CGC-07-469964, contract dispute resulting in a judgment against TeleChem for $815,087.21 plus interest, costs and attorneys fees.
Townsend & Townsend & Crew	139,703.80
Townsend, Townsend & Crew represented TeleChem International, Inc. in Oxford Gene Technology Ltd. vs. TeleChem International, Inc. Case # 04-013 KAJ, a patent dispute.  Accounts Payable to Townsend $139,703.80 are for services rendered.

Reed Smith LLP	1,679,446.68
Reed Smith LLP represents TeleChem International, Inc. in Pediatrix Screening Inc. vs. TeleChem International, Inc., Case# 01-2226.  Contract damages of $1 million in favor of TeleChem and $1,085,001 in favor of Pediatrix were recently upheld upon appeal.  The jury award for $500,000 in damages for Fraudulent Misrepresentation on the part of Pediatrix and $3,500,000 in punitive damages in favor of TeleChem were remanded for a new trial.  Accounts payable to Reed Smith LLP $1,679,466.68 are for services rendered.

	2,889,677.45

The Company accrues interest each quarter on the outstanding judgments.  We record interest expense equal to the court indicated interest rate applied to the outstanding judgment and record an increase in judgment interest payable which corresponds to the interest expense recognized during the quarter.

Item 10, Directors, Executive Officers, page 55

Comment 4:  We will continue to evaluate your responses to prior comments 17 and 20-23 after you revise your filing, as indicated in your responses.

Response 4:

The Company awaits the response if any from the SEC.

Section 16(a)…page 56

Comment 5:  Please expand your response to prior comment 19 to clarify how you intend to address the disclosure required by Item 405(a)(1)-(2) of Regulation S-K in your Form 10-K for the fiscal year ended December 31, 2009.  Also ask the individuals mentioned in your response to tell us when they intend to file the statements mentioned in your response.

Response 5:

The Company will enhance its disclosure by including the tables required by Item 405(a)(1)-(2).  Form 4s for the individuals will be filed by February 25, 2011.

Item 15, Exhibits, page 59

Comment 6:  Please expand your response to prior comment 27 to clarify when “in the near future” you intend to file the request for confidential treatment.

Response 6:

The Company has determined that it may not need the protection of confidential treatment and will be filing a none redacted copy of the agreement with the 2010 Form 10K.

Signatures, 60

Comment 7:  Please respond to the last sentence of prior comment 28, which requested clarification of the identity of your chief financial officer.

Response 7:  The Chief Financial Officer of Arrayit Corporation is Mr. William L. Sklar.

Statement

Arrayit Corporation acknowledges that:

--the company is responsible for the adequacy and accuracy of the disclosure in the filing;

--staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

--the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Signed and submitted by:

William L. Sklar
Chief Financial Officer
February 23, 2011